

Mail Stop 4720

May 25, 2016

Michael A. Narachi
President and Chief Executive Officer
Orexigen Therapeutics, Inc.
3344 N. Torrey Pines Ct., Suite 200
La Jolla, California 92037

>   **Re: Orexigen Therapeutics, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed May 16, 2016**
>   **File No. 001-33415**

Dear Mr. Narachi:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                            Sincerely,

                                            /s/ Erin K. Jaskot, *for*

                                            Suzanne Hayes
                                            Assistant Director
                                            Office of Healthcare and Insurance

cc: David Peinsipp
        Cooley LLP